Exhibit 99.3

Return on Assets, Dividend Payouts, and Equity to Assets Ratios1, 2

	For the three months ended			For the nine months ended		For the year ended
	July 31, 2012	Apr. 30, 2012	Jan. 31, 2012	July 31, 2012	July 31, 20113	Oct. 31, 20113
Return on Assets - reported4	0.82%	0.85%	0.73%	0.80%	0.85%	0.84%
Return on Assets - adjusted5	0.88%	0.88%	0.87%	0.88%	0.91%	0.90%
Dividend Payout Ratio -
reported6	40.2%	40.2%	43.6%	41.2%	40.1%	40.2%
Dividend Payout Ratio -
adjusted7	37.5%	39.1%	36.4%	37.7%	37.3%	37.6%
Equity to Asset Ratio8	5.9%	5.8%	5.8%	5.8%	5.8%	5.8%
1	Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
2
The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e. reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall Bank performance. See “How the Bank Reports” section in the Bank’s Third Quarter 2012 MD&A (www.td.com/investor) for further explanation, reported basis results, a list of the items of note, and a reconciliation of non-GAAP measures.

3	2011 comparatives have been restated under IFRS.
4	Calculated as Reported net income available to common shareholders and non-controlling interests (NCI) in subsidiaries divided by average total assets.
5	Calculated as Adjusted net income available to common shareholders and NCI in subsidiaries divided by average total assets.
6	Calculated as dividends declared per common share divided by reported basic earnings per share.
7	Calculated as dividends declared per common share divided by adjusted basic earnings per share.
8	Calculated as average total equity (including NCI in subsidiaries) divided by average total assets.